

Barbara J. Comly
General Counsel

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

March 3, 2020

VIA FEDERAL EXPRESS

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

  **Re: Miami International Securities Exchange, LLC ("MIAX")
    Amendment No. 2020-4 to Form 1 Application**

Dear Ms. Marshall:

  Enclosed for official filing pursuant to Rule 6a-2(a) are an original and two copies of Amendment No. 2020-4 to the Form 1 Application of MIAX, which includes the following changes:

    Exhibit M – Updated Member List

  Please do not hesitate to contact me if you have any questions in connection with this matter.

        Very truly yours,

        Barbara J. Comly
        EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 03/03/2020	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   Miami International Securities Exchange, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

20012422

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☒ Limited Liability Company   ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07   (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: March 3, 2020

By: _Barbara J Comly_
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 3rd day of March, 2020.

Jane Post
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2024

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Exhibit M

<u>Exhibit Request:</u>

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1.   Name;

2.   Date of election to membership or acceptance as a member, subscriber or other user;

3.   Principal business address and telephone number;

4.   If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5.   Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and

6.   The class of membership, participation or subscription or other access.

<u>Response:</u>

Attached is a list of the members of the Exchange as of February 27, 2020, including the information set forth in items 1-6 above.


ABN AMRO CLEARING CHICAGO LLC

175 West Jackson Blvd., Ste. 2050
Chicago   IL   60604

Tele #: (312) 604-8000

Approval Date: 3/7/2013
MIAX Options Membership Activities:
Electronic Exch. Member: Clearance

International Tele #:

AKUNA SECURITIES LLC

333 S. Wabash Avenue, Suite 2600
Chicago   IL   60604

Tele #: (312) 994-4640

Approval Date: 4/17/2017
MIAX Options Membership Activities:
Registered Market Maker

International Tele #:

AMS DERIVATIVES B.V.

Strawinskylaan 3095
Amsterdam, 1077ZX
Netherlands

Tele #:

Approval Date: 7/1/2019
MIAX Options Membership Activities:
Registered Market Maker

International Tele #: +31 20 708 7748

APEX CLEARING CORPORATION

One Dallas Center
350 N. St. Paul, Suite 1300
Dallas   TX   75201

Tele #: (214) 765-1100

Approval Date: 11/18/2015
MIAX Options Membership Activities:
Electronic Exch. Member: Clearance

International Tele #:

BARCLAYS CAPITAL INC.

745 Seventh Avenue
New York   NY   10019

Tele #: (212) 526-7000

Approval Date: 12/7/2012
MIAX Options Membership Activities:
All Memberships

International Tele #:

BMO CAPITAL MARKETS CORP.

3 Times Square, 27th Floor
New York   NY   10036

Tele #: (212) 885-4000

Approval Date: 10/10/2014
MIAX Options Membership Activities:
Electronic Exch. Member: Order Flow/Clearance

International Tele #:

BNP PARIBAS SECURITIES CORP.

787 Seventh Avenue
New York   NY   10019

Tele #: (212) 841-2000

Approval Date: 4/21/2014
MIAX Options Membership Activities:
Electronic Exch. Member: Order Flow/Clearance

International Tele #:

BOFA SECURITIES, INC.

One Bryant Park
222 Broadway
New York   NY   10038

Tele #: (646) 743-2734

Approval Date: 11/1/2018
MIAX Options Membership Activities:
Electronic Exch. Member: Order Flow/Clearance

International Tele #:

CITADEL SECURITIES LLC

131 South Dearborn Street - 32nd Floor
Chicago   IL   60603

Tele #: (312) 395-2100

Approval Date: 12/7/2012

MIAX Options Membership Activities:
Primary Lead & Lead Market Maker/EEM: Order Flow

International Tele #:

CITIGROUP GLOBAL MARKETS INC.

390-388 Greenwich Street
New York   NY   10013

Tele #: (212) 816-6000

Approval Date: 5/1/2019

MIAX Options Membership Activities:
Electronic Exch. Member: Order Flow/Clearance

International Tele #:

CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue - 24th Floor
New York   NY   10010

Tele #: (212) 325-2000

Approval Date: 12/7/2012

MIAX Options Membership Activities:
Electronic Exch. Member: Order Flow/Clearance

International Tele #:

CUTLER GROUP, LP

101 Montgomery Street, Ste. 700
San Francisco   CA   94104

Tele #: (415) 293-3956

Approval Date: 11/2/2015

MIAX Options Membership Activities:
Registered Market Maker/EEM: Order Flow

International Tele #:

DASH FINANCIAL TECHNOLOGIES LLC

311 S. Wacker Drive, Ste. 1000
Chicago   IL   60606

Tele #: (847) 550-1730

Approval Date: 12/7/2012

MIAX Options Membership Activities:
Electronic Exch. Member: Order Flow/Clearance

International Tele #:

DEUTSCHE BANK SECURITIES INC.

60 Wall Street
New York   NY   10005

Tele #: (212) 250-2500

Approval Date: 1/25/2013

MIAX Options Membership Activities:
Electronic Exch. Member: Order Flow/Clearance

International Tele #:

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500
Chicago   IL   60661

Tele #: (312) 542-3231

Approval Date: 8/31/2015

MIAX Options Membership Activities:
Electronic Exch. Member: Order Flow

International Tele #:

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd   PA   19004

Tele #: (610) 617-2600

Approval Date: 12/7/2012

MIAX Options Membership Activities:
Electronic Exch. Member: Order Flow

International Tele #:

GOLDMAN SACHS & CO. LLC

200 West Street
New York   NY   10282

Tele #: (212) 902-1000

Approval Date: 1/15/2013

MIAX Options Membership Activities:
Electronic Exch. Member: Order Flow/Clearance

International Tele #:

GROUP ONE TRADING LP

425 S. Financial Place - Ste. 3400
Chicago   IL   60605

Tele #: (312) 347-8864

Approval Date: 10/20/2014

MIAX Options Membership Activities:
All Market Maker Classes/EEM: Order Flow

International Tele #:

GTS SECURITIES LLC

545 Madison Avenue, 15th Fl.
New York   NY   10022

Tele #: (212) 715-2830

Approval Date: 2/25/2020

MIAX Options Membership Activities:
Primary Lead & Lead Market Maker

International Tele #:

HRT FINANCIAL LLC

4 World Trade Center
150 Greenwich Street - 57th Floor
New York   NY   10007

Tele #: (212) 293-1444

Approval Date: 3/29/2017

MIAX Options Membership Activities:
Electronic Exch. Member: Order Flow

International Tele #:

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. #4300
Chicago   IL   60606

Tele #: (312) 244-3300

Approval Date: 8/26/2014

MIAX Options Membership Activities:
All Market Maker Classes

International Tele #:

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York   NY   10019

Tele #: (212) 310-9500

Approval Date: 3/27/2013

MIAX Options Membership Activities:
Electronic Exch. Member: Order Flow/Clearance

International Tele #:

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich   CT   06830

Tele #: (203) 618-5710

Approval Date: 12/7/2012

MIAX Options Membership Activities:
Electronic Exch. Member: Order Flow/Clearance

International Tele #:

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York   NY   10179

Tele #: (201) 595-8471

Approval Date: 12/7/2012

MIAX Options Membership Activities:
Electronic Exch. Member: Order Flow/Clearance

International Tele #:

JANE STREET CAPITAL, LLC

250 Vesey Street - 6th Floor
New York   NY   10281

Tele #: (646) 759-6000

Approval Date: 4/2/2018

MIAX Options Membership Activities:
Electronic Exch. Member: Order Flow

International Tele #:

JANE STREET OPTIONS, LLC

250 Vesey Street - 6th Floor
New York   NY   10281

Tele #: (646) 759-6000

Approval Date: 4/2/2018

MIAX Options Membership Activities:
Electronic Exch. Member: Order Flow

International Tele #:

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York   NY   10022

Tele #: (212) 284-2300

Approval Date: 9/15/2014
MIAX Options Membership Activities:
Electronic Exch. Member: Order Flow/Clearance

International Tele #:

JUMP TRADING, LLC

600 West Chicago Avenue, Ste. 825
Chicago   IL   60654

Tele #: (312) 205-8900

Approval Date: 12/9/2019
MIAX Options Membership Activities:
Registered Market Maker

International Tele #:

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 300
Chicago   IL   60603

Tele #: (312) 334-8000

Approval Date: 12/7/2012
MIAX Options Membership Activities:
Electronic Exch. Member: Order Flow

International Tele #:

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

One Bryant Park - 6th Floor
NY1-100-06-01
New York   NY   10036

Tele #: (646) 743-1295

Approval Date: 12/7/2012
MIAX Options Membership Activities:
Electronic Exch. Member: Clearance

International Tele #:

MORGAN STANLEY & CO. LLC

1585 Broadway
New York   NY   10036

Tele #: (212) 761-4000

Approval Date: 12/7/2012
MIAX Options Membership Activities:
All Memberships

International Tele #:

OPTIVER US LLC

130 E. Randolph Street, Ste. 1300
Chicago   IL   60601

Tele #: (312) 821-9500

Approval Date: 1/27/2015
MIAX Options Membership Activities:
Primary Lead & Lead Market Maker

International Tele #:

PEAK6 CAPITAL MANAGEMENT LLC

141 W. Jackson Blvd., Ste. 500
Chicago   IL   60604

Tele #: (312) 444-8700

Approval Date: 7/22/2015
MIAX Options Membership Activities:
Electronic Exch. Member: Order Flow

International Tele #:

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City   NJ   07399

Tele #: (201) 413-2000

Approval Date: 3/12/2013
MIAX Options Membership Activities:
Electronic Exch. Member: Order Flow/Clearance

International Tele #:

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago   IL   60604

Tele #: (312) 360-2440

Approval Date: 9/20/2013
MIAX Options Membership Activities:
Electronic Exch. Member: Order Flow

International Tele #:

SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 201
Bala Cynwyd   PA   19004

Tele #: (610) 617-2600

Approval Date: 11/23/2016
MIAX Options Membership Activities:
Registered Market Maker

International Tele #:

SUSQUEHANNA SECURITIES

401 City Avenue, Ste. 220
Bala Cynwyd   PA   19004

Tele #: (610) 617-2600

Approval Date: 12/7/2012
MIAX Options Membership Activities:
Primary Lead & Lead Market Maker

International Tele #:

TWO SIGMA SECURITIES, LLC

100 Avenue of the Americas - 2nd Fl.
New York   NY   10013

Tele #: (212) 625-5700

Approval Date: 9/12/2017
MIAX Options Membership Activities:
Primary Lead & Lead Market Maker/EEM: Order Flow

International Tele #:

UBS SECURITIES LLC

1285 Avenue of the Americas
New York   NY   10019

Tele #: (203) 719-3000

Approval Date: 12/7/2012
MIAX Options Membership Activities:
Electronic Exch. Member: Order Flow/Clearance

International Tele #:

VOLANT EXECUTION, LLC

233 S. Wacker Drive, Ste. 4040
Chicago   IL   60606

Tele #: (312) 692-5000

Approval Date: 12/7/2012
MIAX Options Membership Activities:
Electronic Exch. Member: Order Flow/Clearance

International Tele #:

WALLEYE TRADING LLC

2800 Niagara Lane North, Ste. 102
Plymouth   MN   55447

Tele #: (952) 345-6611

Approval Date: 5/13/2015
MIAX Options Membership Activities:
Registered Market Maker/EEM: Order Flow

International Tele #:

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: Business Conduct
Los Angeles   CA   90017

Tele #: (213) 688-8090

Approval Date: 12/7/2012
MIAX Options Membership Activities:
Electronic Exch. Member: Clearance

International Tele #:

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte   NC   28202

Tele #: (704) 715-6133

Approval Date: 4/11/2014
MIAX Options Membership Activities:
Electronic Exch. Member: Order Flow/Clearance

International Tele #:

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago   IL   60604

Tele #: (312) 884-4000

Approval Date: 12/7/2012
MIAX Options Membership Activities:
Electronic Exch. Member: Order Flow/Clearance

International Tele #:

WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200

Chicago   IL   60604

Tele #: (312) 884-3490

Approval Date: 12/7/2012

MIAX Options Membership Activities:

Primary Lead & Lead Market Maker

International Tele #:

X-CHANGE FINANCIAL ACCESS, LLC

440 So. LaSalle Street, Suite 2900

Chicago   IL   60605

Tele #: (312) 235-0320

Approval Date: 11/28/2018

MIAX Options Membership Activities:

Electronic Exch. Member: Order Flow/Clearance

International Tele #:

Total Firms 46